

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:27 PM 11/25/2024
FILED 03:27 PM 11/25/2024
SR 20244312494 - File Number 7953896

arrive ai

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF ARRIVE AI INC.

ARRIVE AI INC. (the "Corporation"), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), hereby certifies as follows:

1. This Certificate of Amendment (the "Certificate of Amendment") amends certain provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on April 30, 2020, as amended (the "Certificate of Incorporation"), as set forth herein.

2. Article IV of the Certificate of Incorporation is hereby amended and restated, in its entirety, as follows:

> The total number of shares of stock which the Corporation shall have authority to issue is Two Hundred Million (200,000,000) shares of common stock, par value $0.0002 (the "Common Stock"). Upon the filing and effectiveness (the "Effective Time") of this Certificate of Amendment to the Certificate of Incorporation of the Corporation pursuant to the Delaware General Corporation Law, each [four (4)] shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the "Reverse Stock Split"). There shall be no fractional shares issued in connection with the Reverse Stock Split. A holder of record of Common Stock at the Effective Time who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive one full share. Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock (an "Old Certificate") that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests described above."

3.   This Certificate of Amendment was duly adopted in accordance with the provisions of Sections 141, 228 and 242 of the DGCL.

4.   Except as expressly amended in this Certificate of Amendment, all other provisions of the Certificate of Incorporation shall remain in full force and effect as originally adopted.

*[**SIGNATURE PAGE FOLLOWS**]*

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed by an authorized officer as of the date set forth below.

Signed by:

8122A83070B24DE

Dan O'Toole, Chief Executive Officer

Date: November 21, 2024

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